April 15, 2014

Mark J. Seger, Treasurer
FSI Low Beta Absolute Return Fund
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

RE:	Expense Limitation Agreement

Dear Mr. Seger:

This letter amends and restates, in its entirety, the terms of the February 26, 2013 letter from Gary W. Gould, Managing Principal of Financial Solutions, Inc. (the “Adviser”), to Michael McKeen, then Fund Treasurer regarding Contractual Waivers and Reimbursements.

The Adviser hereby agrees to waive all or a portion of its investment advisory fee (based on average monthly net assets) which it is otherwise entitled to receive from the FSI Low Beta Absolute Return Fund (the “Fund”) and/or to reimburse certain operating expenses of the Fund as necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers an/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business) to not more than 1.60% of the Fund’s average monthly net assets (“Expense Limit”) through April 30, 2015.

Any such reductions made by the Adviser in its fees or payment of expenses which are the Fund’s obligation are subject to reimbursement by the Fund to the Adviser for a period of three years following the end of the fiscal year in which such reduction or payment was accrued, if so requested by the Adviser, if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the Expense Limit.  Such reimbursement may not be paid prior to the Fund’s payment of its ordinary operating expenses.

After this agreement has been in effect for at least one (1) year from the Effective Date, the agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term by the Board, on behalf of the Fund.  This Agreement will automatically terminate if the Investment Advisory Agreement between the Fund and the Adviser is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.  No such termination shall affect the obligation (including the amount of the obligation) of a Fund to repay amounts of waived fees or reimbursed expenses with respect to periods prior to such termination.

Very truly yours,

By:
Name:
Title: